TERM SHEET (Related to product supplement no. REN-2a dated June 21, 2007 and the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed Pursuant to Rule 433 File No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Return Enhanced Notes Linked to the S&P 500® Index due July 14, 2008

(the “Notes”)

General

•

The Notes are designed for investors who seek a return of two times the appreciation of the S&P 500 Index from the initial index up to a maximum total return on the Notes at maturity (which maximum will be capped at not less than 116.20% of their initial investment). Investors should be willing to forgo interest payments and, if the Index declines from the Initial Index Level, be willing to lose some or all of their principal.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing July 14, 2008.

•	The Notes will be issued in denominations of $50,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about June 29, 2007† and are expected to settle on or about July 5, 2007.

Key Terms

Index:	The S&P 500 Index (the “Index”)

Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount per Note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the Notes. The Maximum Total Return on the Notes will be set on the Pricing Date and will not be less than 16.20%. For example, if the Index Return is 8.10% or more, you will receive the Maximum Total Return on the Note (assuming a 16.20% maximum). A Maximum Total Return of 16.20% would entitle you to receive a maximum payment of $1,162 for every $1,000 principal amount per Note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount per Note will be calculated as follows, subject to the Maximum Total Return: $1,000 + [$1,000 x (Index Return x 2)]

Your investment will be fully exposed to any decline in the Index Return. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount per Note will be calculated as follows: $1,000 + ($1,000 x Index Return)

You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

Initial Index Level:	The Index closing level on the Pricing Date.

Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Pricing Date†:	June 29, 2007
Averaging Dates††:	Each business day from and including July 2, 2008 to and including July 9, 2008
Maturity Date:	July 14, 2008
CUSIP:	59018YF97

†	The pricing of the Notes is subject to our tax counsel delivering to us their opinion as described under “Tax Treatment.”
††	Subject to postponement in the event of a Market Disruption Event and as described under “Description of the Notes – Payment at Maturity” in the accompanying product supplement no. REN-2a.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. REN-2a, pages S-3 to S-4 of the MTN prospectus supplement and “ Selected Risk Factors” beginning on page TS-5 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. REN-• and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	$	$
Underwriting discount (2)	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $ per $1,000 principal amount Note. We refer to these Notes as discounted Notes in this term sheet. The price to the public for all other purchases of Notes is $1,000 per $1,000 principal amount Note.
(2)	For information with respect to compensation payable to JPMorgan and its affiliates in connection with the sale of the Notes, see “Supplemental Plan of Distribution” in this term sheet

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement no. REN-2a, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan*

The date of this term sheet is June 22, 2007.

*The Notes will be distributed to clients of JPMorgan through the efforts of J.P. Morgan Securities Inc. and its affiliates.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicensee.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. REN-2a and pages S-3 to S-4 of the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. REN-2a dated June 21, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507140033/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Total Return Calculations

The following table and graph illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing (a) the payment at maturity (per $1,000 principal amount Note) either in excess of or less than $1,000 to (b) $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1512.84 and a Maximum Total Return on the Notes of 16.20%. The Initial Index Level and the Maximum Total Return used for purposes of these examples, and the hypothetical total returns set forth below, are for illustrative purposes only and are not intended to represent the actual Initial Index Level and Maximum Total Return (each of which will be determined on the Pricing Date) or the actual total return that will be received by purchasers of the Notes. The Index closing level as of the close of business on June 20, 2007 was 1512.84. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on the Notes
2723.11	80.00%	16.20%
2571.83	70.00%	16.20%
2420.54	60.00%	16.20%
2269.26	50.00%	16.20%
2117.98	40.00%	16.20%
1966.69	30.00%	16.20%
1815.41	20.00%	16.20%
1664.12	10.00%	16.20%
1635.38	8.10%	16.20%
1588.48	5.00%	10.00%
1527.97	1.00%	2.00%
1512.84	0.00%	0.00%
1361.56	-10.00%	-10.00%
1210.27	-20.00%	-20.00%
1058.99	-30.00%	-30.00%
907.70	-40.00%	-40.00%
756.42	-50.00%	-50.00%
605.14	-60.00%	-60.00%
453.85	-70.00%	-70.00%
302.57	-80.00%	-80.00%
151.28	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Examples

The following examples illustrate how the total returns set forth in the table above are calculated, assuming a hypothetical Maximum Total Return of 16.20%.

Example 1—The level of the Index increases from an Initial Index Level of 1512.84 to an Ending Index Level of 1588.48. Because the Ending Index Level of 1588.48 is greater than the Initial Index Level of 1512.84 and the Index Return of 5% multiplied by two does not exceed the hypothetical Maximum Total Return of 16.20%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2—The level of the Index decreases from an Initial Index Level of 1512.84 to an Ending Index Level of 1361.56. Because the Ending Index Level of 1361.56 is less than the Initial Index Level of 1512.84, the Index Return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount Note.

$1,000 = ($1,000 x -10%) = $900

Example 3—The level of the Index increases from an Initial Index Level of 1512.84 to an Ending Index Level of 1,815.41. Because the Index Return of 20% multiplied by two exceeds the hypothetical Maximum Total Return of 16.20%, the investor receives a payment at maturity of $1,162 per $1,000 principal amount Note, the maximum payment on the Notes.

$1,000 + [$1,000 x (20% x 2)] = $1,400 = $1,162	(Payment at maturity cannot exceed the hypothetical Maximum Total Return)

Selected Purchase Considerations

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the Notes. The Maximum Total Return on the Notes will be set on the Pricing Date but will not be less than 16.20%. Because the Notes are our senior unsecured debt securities, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Composition of the S&P 500 Index: The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 31, 2007 the aggregate market value of the 500 companies included in the Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. As of May 31, 2007 423 companies or 85.7% of the market capitalization of the Index traded on the New York Stock Exchange (“NYSE”); 77 companies or 14.3% of the market capitalization of the Index traded on The Nasdaq Stock Market (“Nasdaq”); and no companies or 0.0% of the market capitalization of the Index traded on the American Stock Exchange (“AMEX”). Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of May 31, 2007 indicated in parentheses: Consumer Discretionary (10.2%); Consumer Staples (9.3%); Energy (10.4%); Financials (21.3%); Health Care (11.9%); Industrials (11.2%); Information Technology (15.2%); Materials (3.1%); Telecommunication Services (3.8%); and Utilities (3.6%).See “The Index” in the accompanying product supplement no. REN-2a.

Tax Treatment: You should review carefully the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. REN-2a and MTN prospectus supplement. The pricing of the Notes is subject to delivery of an opinion of our tax counsel, Sidley Austin LLP, that there exists a reasonable basis to characterize and treat the Notes as pre-paid cash-settled forward contracts linked to the level of the Index for United States federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “United States Federal Income Taxation” in product supplement no. REN-2a and will be based on certain factual representations to be received from us on or prior to the Pricing Date. Assuming this characterization and tax treatment is respected, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report your gain or loss on the Notes as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations and tax treatments.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement no. REN-2a and MTN prospectus supplement.

Your investment may result in a loss

You will not receive interest on the Notes and we will not repay to you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date will depend on the change in the level of the Index and the Maximum Total Return. The Maximum Total Return will not be less than 16.20%. Because the level of the Index is subject to market fluctuations, the payment you receive on the maturity date may be more or less than the $1,000 principal amount Note You will lose some or all of your investment on the maturity date if the Ending Index Level declines from the Initial Index Level.

Your return is limited and will not reflect the return on a direct investment in the underlying stocks

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the amount you receive at maturity will never exceed the Maximum Total Return, which will be set on the Pricing Date and represents a predetermined percentage of the principal amount. However, if the level of the Index declines over the term of the Notes, you will realize the entire decline. In addition, you will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks comprising the Index, and your return on the Notes will not reflect the return you would realize if you actually owned the common stocks of the companies included in the Index and received the dividends paid on those stocks.

Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

A trading market for the Notes is not expected to develop and the terms of the Notes may affect the secondary market price of the Notes

The Notes will not be listed on any securities exchange, and we do not expect a trading market for the Notes to develop. The limited trading market for the Notes may adversely affect the price that an investor receives for their Notes if they do not wish to hold their investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide our affiliate MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your Notes in a secondary market transaction is expected to be adversely affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

The trading value of the Notes will be affected by factors that interrelate in complex ways

The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. In addition to certain other factors described in the accompanying product supplement no. REN-2a, these factors include, changes in (i) the level of the Index, (ii) interest rates, (iii) the volatility of the Index, (iv) dividend yields on the stocks included in the Index and (v) the credit rating of ML&Co.

Role of our subsidiary

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Index closing level, Ending Index Level and the payment on the maturity date. Under certain circumstances, MLPF&S as our subsidiary and due to its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S may also provide a hedge to us against the market risks associated with our obligations under the terms of the Notes and MLPF&S or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. REN-2a.

The offering of the Notes may be terminated before the Pricing Date

This term sheet has not been reviewed by our tax counsel, Sidley Austin LLP, and the pricing of the offering of the Notes is subject to delivery by them of an opinion regarding the tax treatment of the Notes as described under “Tax Treatment” above. If our tax counsel does not deliver this opinion prior to the Pricing Date, the offering of the Notes will be terminated.

Historical Information

The following table sets forth the closing level of the Index at the end of each month in the period from January 2002 through May 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	1130.20	855.70	1131.13	1181.27	1280.08	1438.24
February	1106.73	841.15	1144.94	1203.60	1280.66	1406.82
March	1147.39	848.18	1126.21	1180.59	1294.83	1420.86
April	1076.92	916.92	1107.30	1156.85	1310.61	1482.37
May	1067.14	963.59	1120.68	1191.50	1270.09	1530.62
June	989.82	974.50	1140.84	1191.33	1270.20
July	911.62	990.31	1101.72	1234.18	1276.66
August	916.07	1008.01	1104.24	1220.33	1303.82
September	815.28	995.97	1114.58	1228.81	1335.85
October	885.76	1050.71	1130.20	1207.01	1377.94
November	936.31	1058.20	1173.82	1249.48	1400.63
December	879.82	1111.92	1211.92	1248.29	1418.30

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

Supplemental Plan of Distribution

ML&Co. is offering the Notes for sale through the efforts of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. and their affiliates (collectively, “JP Morgan”), to clients of JP Morgan on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of Notes, or $990 per $1,000 principal amount of Notes to certain trust or other fee based accounts. After the initial public offering, the public offering prices may be changed.

If the Notes were sold at the prices specified above as of the date of this term sheet, J.P. Morgan Chase Bank, N.A. or J.P. Morgan Securities Inc. would receive a fee of approximately $10 per $1,000 principal amount of Notes in connection with the sale of the Notes with an offering price of $1,000 per $1,000 principal amount of Notes. ML&Co. has agreed to indemnify each of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. against, or to make contributions relating to, certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.